Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 2, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Verso Paper Holdings LLC and Verso Paper Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, Verso Paper Holdings LLC, a Delaware limited liability company, and Verso Paper Inc., a Delaware corporation (together, the “Companies”), and certain of the subsidiaries of Verso Paper Holdings LLC (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offers to exchange (i) $180,767,777 aggregate principal amount of the Companies’ Second Priority Adjustable Senior Secured Notes and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act and (ii) $65,026,237 aggregate principal amount of the Companies’ Adjustable Senior Subordinated Notes and the guarantees of such securities by the Guarantors for a like principal amount of substantially similar notes and guarantees that were issued in a transaction exempt from registration under the Securities Act.

The Companies have informed us that the filing fees in the amount of $28,561 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Should you have any questions regarding the Registration Statement, please feel free to contact David S. Huntington at (212) 373-3124 or dhuntington@paulweiss.com or me at (212) 373-3226 or dsobel@paulweiss.com.

Very truly yours,

/s/ David E. Sobel
David E. Sobel

cc:	Peter Kesser

peter.kesser@versoco.com

Verso Paper Holdings LLC and Verso Paper Inc.

David S. Huntington, Esq.

dhuntington@paulweiss.com

Paul, Weiss, Rifkind, Wharton & Garrison LLP